

January 6, 2011

Steven R. Berrard
President and Chief Executive Officer
Swisher Hygiene Inc.
4725 Piedmont Row Drive, Suite 400
Charlotte, North Carolina 28210

> **Re: Swisher Hygiene Inc.**
> **Amendment No. 1 to Registration Statement on Form 10-12G**
> **Filed December 15, 2010**
> **File No. 000-54174**

Dear Mr. Berrard:

We have reviewed Amendment No. 1 to your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

The Merger, page 4

1.   Please revise to clarify the amount held by CoolBrands in terms of United States Dollars.

Our Market, page 8

2.   We note your response to comment 5 of our letter dated December 7, 2010. It is not clear how the materials provided support your estimate of a $37 billion market in the U.S. and Canada for your products and services. Please explain more specifically how you derived your figures from the materials. Additionally, to the extent more updated materials are available, please update your disclosure.

Acquisition Growth, page 10

3.   We note your statement: "Further, given our nationwide footprint, and the minimal incremental fixed cost and low integration complexity typically associated with acquired revenue, we are able to acquire incremental revenue at potentially attractive margins and accretive multiples." Please explain this statement.

Sale and Distribution, page 12

4.   We note, on page 13, you state: "We believe expanding our distributor program provides up to an additional $6 billion opportunity for organic growth." Please tell us the basis for this statement.

5.   We note your disclosure on page 21 that you rely on a multi-national re-distributor to manage your logistics operations. Please provide disclosure regarding your relationship with this distributor.

Item 1A. Risk Factors, page 16

6.   We note your response to comment 6 of our letter dated December 7, 2010. Please revise the introductory paragraph to clarify that the disclosed risk factors address all of the material risks.

Implementing and maintaining effective internal control over financial reporting …, page 19

7.   We note your response to comment 7 of our letter dated December 7, 2010. We note that your retained this risk factor. We note that this risk factor presents a risk that could apply to any issuer in your industry and is generic. Please revise to clarify how the risks are specific to you or revise to remove the risk factors.

Item 2. Financial Information, page 26

Selected Financial Data, page 26

8.   Please provide the balance sheet data as of September 30, 2009.

Management's Discussion and Analysis …, page 27

Recent Developments, page 30

9.   We note that you have you have made eight acquisitions since August 18, 2010; however, you have only provided detailed disclosure for two of these acquisitions. Please provide similar disclosure for the other six acquisitions or advise.

Long-Term Contractual Obligations, page 59

10.   We note your response to prior comment 18 and your indication that the Wachovia lines of credit have been renewed. Please clarify for us if the renewed lines are to mature on February 28, 2011 or if they have been renewed and are to mature further out. If the latter, please reference for us where you have provided the appropriate updated disclosure.

Long-Term Equity Incentive Compensation, page 73

11.   We note that your 2010 Stock Incentive Plan is subject to stockholder and TSX approval. We also note that your board has already issued awards under this plan. Please disclose what will happen to these awards if you do not receive the approvals.

12.   Please disclose how you determined the equity awards granted to each of your named executive officers. Please refer to Item 402(b)(1)(iv) and (v) of Regulation S-K.

Swisher Hygiene Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies, pages F-7 to F-9

13.   We note your response to prior comment 32. It appears that the transaction does not qualify as a combination of entities under common control due to the lack of control by a single party before or after the transaction. However, it does appear that the transaction should be characterized as a nonsubstantive transaction. Please revise your disclosure to properly characterize the transaction or tell us why such changes should not be made.

14.   Please separately state the amount of net sales of tangible products and the amount of revenues from services. Reference is made to Rule 5-03 of Regulation S-X.

Note 13 – Subsequent Events, page F-20

15.   We note your response to prior comment 34 but we were unable to follow how you appropriately revised your disclosure in response to our comment. Please disclose within the subsequent events footnote, the amount of the $6.6 million shareholders advances that have been repaid.

Exhibits

16.   We note your response to comment 35 of our letter dated December 7, 2010. However, we continue to note your disclosure on page 14 that you purchased 43.4% and 58.1% of the chemicals required for operations in 2009 and through the first ten months of 2010, respectively, from this single supplier and continue to believe that you should file the agreement as an exhibit in accordance with Item 601(b)(10)(ii)(B).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Howard Efron at (202) 551-3439 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3401 with any other questions.

                                            Sincerely,

                                            Jennifer Gowetski
                                            Senior Counsel

cc: Michael Francis, Esq.
        Akerman Senterfitt
        Via Facsimile: (305) 374-5095